SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1) 1

Trulieve Cannabis Corp.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

89788c104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89788c104

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Thad Beshears
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,972,883 Subordinate Voting Shares
	6.	SHARED VOTING POWER 7,500,000 Subordinate Voting Shares
	7.	SOLE DISPOSITIVE POWER 6,972,883 Subordinate Voting Shares
	8.	SHARED DISPOSITIVE POWER 7,500,000 Subordinate Voting Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,472,883 Subordinate Voting Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.78%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 89788c104

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER: Trulieve Cannabis Corp. (the “Issuer”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6749 Ben Bostic Road
Quincy, FL 32351

ITEM 2(a)	NAME OF PERSON FILING:

Thad Beshears (“Mr. Beshears” or the “Reporting Person”).

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The business address of the Reporting Person is c/o Trulieve Cannabis Corp.,
6749 Ben Bostic Road Quincy, FL 32351.

ITEM 2(c)	CITIZENSHIP:

Mr. Beshears is a citizen of the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Subordinate Voting Shares, no par value (the “Shares”)

ITEM 2(e)	CUSIP NUMBER: 89788c104

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78os).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 89788c104

(f ) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4	OWNERSHIP:

(a)   Amount beneficially owned by the Reporting Person: 14,472,883 Shares, consisting of (i) 2,415,000 Shares held directly, (ii) 45,000 Multiple Voting Shares held directly, (iii) 3,000,000 Shares held by The Beshears 2020 Trust DTD 07/07/2020 (the “Beshears Trust”), over which the Reporting Person may be deemed to exercise voting and investment control, (iv) 45,000 Multiple Voting Shares held by the Beshears Trust, over which the Reporting Person may be deemed to exercise voting and investment control, and (iv) 57,883 options to purchase Shares currently exercisable or exercisable within 60 days of December 31, 2022 held directly. Multiple Voting Shares are convertible into Shares on a one-for-100 basis. Mr. Beshears disclaims beneficial ownership of the Shares held by the Beshears Trust, except to the extent of his pecuniary interest therein.

(b)   Percent of class beneficially owned by the Reporting Person: 7.78%

(c)   Number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the vote of: 6,972,883, (ii) the shared power to vote or to direct the vote of: 7,500,000, (iii) the sole power to dispose or to direct the disposal of: 6,972,883, and (iv) the shared power to dispose or to direct the disposal of: 7,500,000.

The percentages of beneficial ownership stated herein and on the Reporting Person’s cover page to this Amendment No. 1 to Schedule 13G are based on a total of 185,880,209 Shares outstanding (consisting of 159,645,155 Subordinate Voting Shares and 26,235,054 Multiple Voting Shares (on an as converted basis) outstanding), as of November 3, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2022, filed with the SEC on November 9, 2022, as amended.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

CUSIP No. 89788c104

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Thad Beshears
Thad Beshears